

August 30, 2013

Via E-mail
Edward E. Cohen
Chief Executive Officer and President
Atlas Energy, L.P.
Park Place Corporate Center One
1000 Commerce Drive, Suite 400
Pittsburgh, PA 15275

> **Re:** **Atlas Energy, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-32953**

Dear Mr. Cohen:

We have reviewed your response submitted on August 26, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to the comment, we may have additional comments.

Atlas Energy, L.P. Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Consolidated Combined Statements of Comprehensive Income (Loss), page 105

1. We note your response to comment 1 in our letter dated August 19, 2013. Notwithstanding your materiality assessment, we believe that the total mix of information, including all of the quantitative and qualitative factors considered, necessitates an amendment to the Atlas Energy L.P. Form 10-K for the fiscal year ended December 31, 2012 and Form 10-Q for the quarterly period ended March 31, 2013. Please amend the aforementioned filings to present your consolidated combined statements of comprehensive income (loss) in accordance with ASC 220.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief